FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

February 7, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 7, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results of their initial mineral resource estimate for the Ben Vein deposit, the first of four known gold vein systems on the Terra project in Alaska.

The Issuer further reports the signing of investor relations agreements with National Media Associates and Glenn Shand & Associates.

Item 5.	Full Description of Material Change

The Issuer reports the results of its initial mineral resource estimate for the Ben Vein deposit - the first of four known gold vein systems on the Terra project in Alaska.  Mineral Resource Services Inc. and Giroux Consultants Ltd., each independent geological consultants, prepared the estimate as at February 1, 2008 and in accordance with the guidelines set forth in National Instrument 43-101. The independent study determined an initial inferred resource estimate of 168,000 ounces gold and 318,000 ounces silver at a cutoff grade of 5 g/t gold having an average grade of 12.2 g/t gold and 23.1 g/t silver over an average 2.3 metre width (2-1 silver to gold ratio).

This resource estimate is the first of three that the Issuer has underway.  The other two are for the bulk tonnage deposits at the LMS and Livengood projects in Alaska.  The Issuer anticipates that each of these estimates will be completed in the coming month.

Highlights from the Terra resource estimate include:

      The good continuity of the Ben Vein system.
      The open ended potential along trend and at depth.
      High gravity recoveries from initial gold characterization work.
      The high exploration potential along the 5 kilometre trend hosting numerous other high-grade vein occurrences, some of which have had initial scout drilling and returned numerous high-grade intersections deserving of follow-up drilling.

The Terra vein systems are classified as bonanza style from a shallow mesothermal or deep epithermal setting.  Recommendations include additional drilling to expand the Ben Vein resource as well as testing numerous other targets along the main trend.  The Issuer is very pleased with the continuity and expansion potential the Terra project has shown with only a limited amount of drilling and is currently assessing how best to advance the deposit in relation to a number of other high potential opportunities that it has in 2008.

Project Background

The Terra project is located in Alaska, 200 kilometres west of Anchorage.  The Issuer has earned a 60% interest in the Terra project from AngloGold Ashanti (USA) Exploration Inc. (see NR07-27 for details).

Results of the Geological Review and Resource Estimate Calculation

Geological Review

On February 1, 2008 Giroux Consultants Ltd. and Mineral Resource Services Inc. provided the Issuer with a final draft of their report on the Terra Project which includes information from the mineral resource estimate calculation and surface exploration from 2006 and 2007 (the “Report”).  This information outlines the principal controls and initial grade potential of the Ben Vein system, the first of four know vein systems to be explored in detail.  These drilling results establish the continuity of the steeply dipping Ben Vein system and highlighted its significant expansion potential.  In addition, the Report confirms the need to test other outlying targets along trend which have very similar characteristics to the Ben Vein system and have returned similar high-grade vein intersections from initial scout drilling.  The high gravity recovery results (79% as native gold; 10% gold in sulphide concentrate), from the initial gold characterization studies are encouraging for the development of a high-grade low-cost process plan for the deposit with minimal environmental impact.

High-grade gold mineralization is spatially associated with a Cretaceous diorite intrusive suite (Donlin Creek age; 65-75 m.y.) that is exposed over a strike length of approximately 8 kilometres.  Surface samples have returned high-grade gold values along a 5 kilometre portion of this trend from the Ice Vein system in the south to the Fish Creek vein system in the north (the Ben Vein deposit is in the middle).  Gold in the Ben Vein deposit occurs as native gold and electrum with associated silver minerals.

Resource Estimate Calculation

The inferred mineral resource for the Ben Vein deposit is based on 20 drill holes covering approximately 350 metres of strike length and 250 metres down dip.  All twenty holes intersected the vein structure and mineralization remains open to the north and at depth.  Three gold assays were capped at 82 g/t gold and three silver assays were capped at 267 g/t silver.  One metre composites were formed and modelled using semivariograms.  Bulk density was established from samples sent to ALS Chemex and a specific gravity of 2.66 was used for vein material while 2.80 was used for diorite.  Blocks 5 metres east-west by 10 metres north-south and 10 metres vertical were estimated by ordinary kriging.

Table I: Ben Vein Zone Inferred Mineral Resource Estimate*
INFERRED RESOURCE WITHIN 1.0 g/t Gold SHELL
Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff		Contained Metal
(g/t)	(tonnes)	Gold (g/t)	Silver (g/t)	Gold (oz)	Silver (oz)
5.00	428,000	12.20	23.11	168,000	318,000
6.00	402,000	12.64	24.02	163,000	310,000
7.00	383,000	12.95	24.72	159,000	304,000
8.00	364,000	13.22	25.33	155,000	296,000
9.00	335,000	13.63	26.50	147,000	285,000
10.00	292,000	14.22	27.97	134,000	263,000

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Qualified Persons and Quality Control/Quality Assurance

The work program at Terra was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Issuer’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist. He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Issuer under NI 43-101.

Mr. Gary Giroux, MASc., P.Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Issuer under NI 43-101.

The Report will be finalized and filed on SEDAR within 45 days of the date of this news release.

Investor Relations Agreements

The Issuer has retained the Florida-based firm of National Media Associates, Inc. (“NMA”) to conduct media awareness and investor relations programs on behalf of the Issuer, effective February 1, 2008.  Headed by Mr. George Duggan, NMA is a long-term media-relations specialist in the natural resource and gold exploration sectors.  NMA will receive a monthly fee of USD 3,000 for an initial period of one year, and the agreement may be renewed on mutually agreeable terms thereafter.  Pursuant to the agreement, the Issuer will also grant NMA 100,000 incentive stock options to NMA, at an exercise price of CAD 2.15 per share, exercisable for a period of two years.  The options are subject to vesting requirements, whereby 25% will vest after three months, and an additional 25% will vest each three months thereafter.  The options will expire 30 days after the termination, for any reason, of the agreement.  Neither NMA nor its principals, directly or indirectly, presently own any securities of the Issuer.

The Issuer had previously retained the Phoenix area firm of Glenn Shand and Associates LLC (“GSA”) to assist the Issuer in disseminating information with respect to the Issuer and its activities to existing and potential shareholders and to keep the investment community informed with respect to the activities of the Issuer, effective June 1, 2007.  Headed by Mr. Glenn Shand, who has over 21 years experience in the investor relations business, GSA provides investor relations services to companies in the natural resource sector.  The agreement with GSA is for an initial one year period, subject to renewal by mutual agreement.  GSA does not receive any cash consideration, but has been granted incentive stock options to acquire up to 200,000 common shares at an exercise price of CAD 2.95 per share, expiring on May 23, 2009.  The options are subject to vesting requirements, whereby 25% vested after three months, and an additional 25% vesting each three months thereafter.  The options will expire 30 days after the termination, for any reason, of the agreement.  Mr. Glenn Shand owns 37,500 common shares of the Issuer.  GSA does not, directly or indirectly, presently own any securities of the Issuer (other than the foregoing options).

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

February 7, 2008